Contact

www.linkedin.com/in/shanemarkley (LinkedIn)

Top Skills

Security
Active Directory
Servers

Certifications

ITIL
CEH
Certified Information Security Manager® (CISM)
Certified Information Systems Security Professional (CISSP)
Brocade Certified Network Associate - (BCNA)

Shane Markley

C|CISO, CISM, CISSP, GCCC, GCTI, GCIH, C|EH, ITIL, VCA-Cloud, VCA-DCV

Las Vegas, Nevada, United States

Experience

Palo Alto Networks

5 years 8 months

Senior Systems Engineer
September 2023 - Present (1 year 6 months)

Systems Engineer 2
September 2021 - September 2023 (2 years 1 month)

System Engineer
July 2019 - September 2021 (2 years 3 months)

Cybrary

Chief Mentor
January 2018 - Present (7 years 2 months)
Global

Southern Nevada Cybersecurity Alliance

Vice President
November 2016 - December 2019 (3 years 2 months)

The Southern Nevada Cybersecurity Alliance (or SNCA) is a non-profit, community initiative, intended to unite and leverage the combined cybersecurity skills of the local chapters of (ISC)², ISACA, ISSA, AITP, Infragard and the Las Vegas CISO Group. We welcome participation from other cybersecurity related groups within in the Las Vegas Valley.

Verizon Enterprise Solutions

Cyber Threat Intelligence Consultant III
January 2018 - July 2019 (1 year 7 months)

Southwest Gas Corporation

Cyber Operations Team Lead/Sr. Security Analyst
October 2015 - January 2018 (2 years 4 months)
Las Vegas, Nevada Area

Delta Health Technologies
Network/Security Administrator III
July 2014 - October 2015 (1 year 4 months)

Penn State University
13 years 2 months

Systems Administrator 2
June 2006 - July 2014 (8 years 2 months)

IT Consultant
June 2001 - June 2006 (5 years 1 month)

Education

Computer Learning Network
Diploma, Network Administration Specialist · (2001)